Huntsman International LLC

10003 Woodloch Forest Drive

The Woodlands, TX 77380

March 7, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Pamela Long, Assistant Director

Office of Manufacturing and Construction

Re:                             Supplemental Letter With Respect to Registration Statement on Form S-4 (File No. 333-209776) of Huntsman International LLC and Guarantors Set Forth Below

Ladies and Gentlemen:

Huntsman International LLC (the “Company”), Airstar Corporation, Chemical Specialties LLC, Huntsman Advanced Materials Americas LLC, Huntsman Advanced Materials LLC, Huntsman Australia LLC, Huntsman Australia Holdings LLC, Huntsman Chemical Purchasing LLC, Huntsman Enterprises LLC, Huntsman Ethyleneamines LLC, Huntsman Fuels LLC, Huntsman International Financial LLC, Huntsman International Fuels LLC, Huntsman International Trading Corporation, Huntsman MA Investment Corporation, Huntsman MA Services Corporation, Huntsman P&A Americas LLC, Huntsman P&A Investments LLC, Huntsman Petrochemical LLC, Huntsman Petrochemical Purchasing LLC, Huntsman Procurement LLC, Huntsman Propylene Oxide LLC, Huntsman Purchasing, Ltd., Huntsman Surfactants Technology Corporation, Tioxide Americas (Holdings) LLC and Tioxide Group (collectively, the “Guarantors,” and together with the Company, the “Registrants”) are registering the exchange offer relating to $400,000,000 5.125% Senior Notes due 2022 and €300,000,000 4.25% Senior Notes due 2025 and related guarantees pursuant to their Registration Statement on Form S-4 (File No. 333-209776) (the “Exchange Offer”) and the prospectus contained therein (the “Prospectus”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:

1.                                      Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “Exchange Notes”), and, to the best of each Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

2.                                      The Registrants will make each person participating in the Exchange Offer aware (through the Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the Exchange Notes (a) could not rely on the staff position enunciated in no-action letters (such as Exxon Capital Holdings Corporation (available May 13, 1988) and similar letters) and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.                                      The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

4.                                      The Registrants will make each person participating in the Exchange Offer aware (through the Prospectus or otherwise) that any broker-dealer who holds old notes (within the meaning of the Prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such old notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes and no such broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes.

5.                                      The Registrants will include in the transmittal letters or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)                                 An acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)                                 If the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such old notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[signature page follows]

Very truly yours,

Huntsman International LLC
Airstar Corporation
Chemical Specialties LLC
Huntsman Advanced Materials Americas LLC
Huntsman Advanced Materials LLC
Huntsman Australia LLC
Huntsman Australia Holdings LLC
Huntsman Chemical Purchasing LLC
Huntsman Enterprises LLC
Huntsman Ethyleneamines LLC
Huntsman Fuels LLC
Huntsman International Financial LLC
Huntsman International Fuels LLC
Huntsman International Trading Corporation
Huntsman MA Investment Corporation
Huntsman MA Services Corporation
Huntsman P&A Americas LLC
Huntsman P&A Investments LLC
Huntsman Petrochemical LLC
Huntsman Petrochemical Purchasing LLC
Huntsman Procurement LLC
Huntsman Propylene Oxide LLC
Huntsman Purchasing, Ltd.
By Huntsman Procurement LLC, its General Partner
Huntsman Surfactants Technology Corporation
Tioxide Americas (Holdings) LLC

By:	/s/ J. Kimo Esplin
J. Kimo Esplin
Executive Vice President and Chief Financial Officer

Tioxide Group

By:	/s/ J. Kimo Esplin
J. Kimo Esplin
Director